DLA Piper LLP (US) 303 Colorado Street Suite 3000 Austin, Texas 78701 www.dlapiper.com

August 19, 2021

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention:	Jay Mumford, Special Counsel

Sergio Chinos, Staff Attorney

Andrew Blume, Accounting Branch Chief

Heather Clark, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance Office of Manufacturing

Washington, D.C. 20549

Re:	Spindletop Health Acquisition Corp.
Registration Statement on Form S-1 Submitted March 19, 2021 File No. 333-254531

Ladies and Gentlemen:

On behalf of Spindletop Health Acquisition Corp., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission pursuant to its comment letter dated April 15, 2021 with respect to the Company’s Registration Statement on Form S-1. Concurrently with this letter, the Company also is electronically transmitting for filing the Company’s Registration Statement on Form S-1 (the “Registration Statement”) reflecting the Commission’s requested disclosure edits. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s comment letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and page references in this letter are to the applicable page numbers in the Registration Statement.

Registration Statement on Form S-1

Management, page 123

Division of Corporation Finance

August 19, 2021

1.    Please revise your disclosure to more specifically describe your officers’ and directors’ principal occupations and employment during the past five years. Please refer to Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 125 through 129 of the Registration Statement.

* * * *

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at (512) 457-7019, or via email at drew.valentine@us.dlapiper.com, if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ Drew M. Valentine

Drew M. Valentine

DLA Piper LLP (US)

cc:	Dr. Evan S. Melrose (Spindletop Health Acquisition Corp.)

Joseph Fore, Esq. (DLA Piper LLP (US))

Jeffrey Selman, Esq. (DLA Piper LLP (US))

Paul D. Tropp, Esq. (Ropes & Gray LLP)